UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GETTING READY CORPORATION
(Exact name of registrant as specified in its corporate charter)

Delaware	333-132578	30-0132755

(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4400 Biscayne Boulevard, Suite 950, Miami, FL 33137
(Address of principal executive offices)

305-573-4112
(Registrant’s telephone number)

Approximate Date of Mailing: August 22, 2008

VOTING SECURITIES OF THE COMPANY
CHANGE IN CONTROL
DIRECTORS AND EXECUTIVE OFFICERS
DIRECTORS AND EXECUTIVE OFFICERS
CORPORATE GOVERNANCE
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

GETTING READY CORPORATION

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES AND EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL
PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
GETTING READY CORPORATION

This Information Statement is being mailed to the stockholders of Getting Ready Corporation, a Delaware corporation (the “Company,” “we,” “us,” or “our”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 of the Securities and Exchange Commission (the “SEC”) thereunder.

On November 13, 2007, the Company entered into a Merger Agreement and Plan or Reorganization (the “Merger Agreement”) with Winston Laboratories, Inc. (“Winston”) and Winston Acquisition Corp., which is a wholly-owned subsidiary of the Company that was formed to facilitate the merger, pursuant to which Winston will become a wholly-owned subsidiary of the Company (the “Merger”). In connection with the Merger, there will be a change in the composition of our Board of Directors (our “Board”). The Board currently consists of four directors: Glenn L. Halpryn, Alan Jay Weisberg, Noah M. Silver, and Curtis Lockshin Ph.D. Upon the closing of the Merger, Joel E. Bernstein, M.D., Scott B. Phillips, M.D., Robert A. Yolles, Neal S. Penneys, M.D., Ph.D., and Subbarao Uppaluri, Ph.D., will be appointed to the Board and will, together with Dr. Lockshin and Mr. Halpryn, thereafter comprise the entire Board.

NO VOTE OR ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES OF THE COMPANY

As of June 30, 2008 there were 18,332,896 shares of our common stock, par value $0.001 per share (the “Common Stock”), issued and outstanding. No shares of our preferred stock, par value $0.001 per share, are issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote.

CHANGE IN CONTROL

On December 4, 2006, investors, including Glenn L. Halpryn of Miami, Florida, and Steven Jerry Glauser of Denver, Colorado, purchased an aggregate of 89% of the outstanding Common Stock of the Company from 45 stockholders pursuant to the terms of a stock purchase agreement dated December 4, 2006. The Company’s former chief executive officer assumed the Company’s liabilities in connection with the sale of his shares. In addition to purchasing the shares, the investors contributed aggregate working capital of $699,405 to the Company in exchange for shares of its Common Stock in a private placement. The total consideration paid for the purchase of the shares from the 45 stockholders and the purchase of the restricted shares from the Company was $1,335,405. Following these transactions, the investors then beneficially owned an aggregate of 93.3% of the outstanding shares of the Company.

On March 21, 2007, the Company sold 9,349,777 shares of its restricted Common Stock to a group of investors led by Dr. Phillip Frost (the “Frost Investors”). The Frost Investors paid the Company $567,000 for the shares, which amount was approximately equal to the Company’s cash on hand on the purchase date. After the purchase, the Frost Investors beneficially owned 51% of the Company’s outstanding shares and now control the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Material Proceedings

There are no material proceedings to which any director, officer, or affiliate of the Company, any owner of record or beneficially of 5% of the outstanding shares of the Common Stock, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or its subsidiary or has a material interest adverse to the Company or its subsidiary.

Security Ownership of Certain Beneficial Owners and Management

Our voting securities consist of our Common Stock, of which 18,332,896 shares were outstanding on June 30, 2008. The holders of our common stock are entitled to one vote for each outstanding share on all matters submitted to our stockholders. We have no outstanding preferred stock. The following tables contain information regarding record ownership of our Common Stock as of June 30, 2008 held by:

•	persons who own beneficially more than 5% of our outstanding voting securities,

•	our directors,

•	named executive officers, and

•	all of our directors and officers as a group.

Officers and Directors	Shares Beneficially Owned		Percentage Ownership

Glenn L. Halpryn	1,006,250		5.5%
4400 Biscayne Blvd., Suite 950 Miami, Florida 33137

Noah Silver	222,798	(1)	1.2%
4400 Biscayne Blvd., Suite 950 Miami, Florida 33137

Alan Jay Weisberg	49,049	(2)	0.3%
4400 Biscayne Blvd., Suite 950 Miami, Florida 33137

Curtis Lockshin, Ph.D.	10,000		0.1%
4400 Biscayne Blvd., Suite 950 Miami, Florida 33137

Subbarao Uppaluri, Ph.D.	659,956		3.6%
100 N. Fairway Drive, Suite 134 Vernon Hills, Illinois 60061

All officers and directors as a group	1,948,053	(3)	10.6	%(3)

5% Stockholders	Shares Beneficially Owned	Percentage Ownership

Frost Gamma Investments Trust(4) 4400 Biscayne Blvd., Suite 1500 Miami, Florida 33137	5,900,827	32.2%

Dr. Jane Hsaio 4400 Biscayne Blvd., Suite 1500 Miami, Florida 33137	1,484,092	8.1%

Steven Jerry Glauser 4400 Biscayne Blvd., Suite 950 Miami, Florida 33137	1,724,929	9.4%

Ernest M. Halpryn 4400 Biscayne Blvd., Suite 950 Miami, Florida 33137	1,312,453	7.2%

Stephen Bittel 4400 Biscayne Blvd., Suite 950 Miami, Florida 33137	1,149,953	6.3%

(1)	Includes 300 shares of common stock owned by Mr. Silver’s children, with respect to which Mr. Silver disclaims any beneficial ownership.

(2)	Includes 300 shares of common stock owned by Mr. Weisberg’s wife, with respect to which Mr. Weisberg disclaims any beneficial ownership.

(3)	Includes 659,956 shares of common stock owned by Dr. Uppaluri, who is a director nominee. The shares beneficially owned and the percentage ownership of all officers and directors, exclusive of director nominees, is 1,288,097 and 7.0%, respectively.

(4)	As the sole trustee of the Frost Gamma Investments Trust, Dr. Phillip Frost may be deemed the beneficial owner of all shares owned by the trust by virtue of his power to vote or direct the vote of such shares or to dispose or direct the disposition of such shares owned by the trust.

Security Ownership of Officers and Directors Following the Merger

As a result of the Merger, subject to certain adjustments, (i) each common share of Winston will be converted into approximately 17.51 shares of our Common Stock; (ii) each preferred share of Winston will be converted into approximately .01751 shares of our preferred stock, and each share of such preferred stock issued will be convertible into 1,000 shares of our Common Stock only upon the effectiveness of an amendment to our Certificate of Incorporation increasing our authorized Common Stock and clarifying provisions related to our preferred stock; (iii) the Company will assume Winston’s stock option plan which as of December 31, 2007 had outstanding 1,846,250 options to purchase 1,846,250 shares of Winston’s common stock, such options will represent options to purchase 32,332,239 shares of the Company’s Common Stock; and (iv) the Company will assume all outstanding warrants to purchase Winston Series A Preferred Stock and such warrants will be amended and converted into the right to acquire upon the exercise of such warrants an aggregate of 71,672 shares of the Company’s Series A Preferred Stock. As a result thereof, there will be a change in control of the Company following the Merger. The following table sets forth the anticipated ownership of our named officers and directors following the Merger.

Management and Directors:	Shares	%(1)

Joel E. Bernstein, M.D.(2)	209,563,611	29.2%
Scott B. Phillips, M.D.(3)	17,088,090	2.4%
David Starr	0	*
Robert A. Yolles(4)	3,196,009	*
Neal Penneys, M.D., Ph.D.	3,467,451	*
Alan Jay Weisberg(5)	49,049	*
Curtis Lockshin, Ph.D.	10,000	*
Noah M. Silver(6)	222,798	*
Glenn L. Halpryn(7)	1,006,250	*
All officers and directors as a group (9 people)	234,603,258	32.7%

*	Less than 2%.

(1)	Percentages are based on the capitalization of the Company post-Merger, on a fully diluted basis, and after giving effect to the issuance of 4,187,413 shares of Winston’s Series B Preferred Stock immediately prior to the Merger.

(2)	Includes 7,092,514 shares of Common Stock underlying options. Also includes 100,876,545 shares of Common Stock that will be beneficially owned by Dr. Bernstein’s wife, with respect to which Dr. Bernstein disclaims any beneficial ownership.

(3)	Includes 13,134,285 shares of Common Stock underlying options.

(4)	Includes 2,232,828 shares of Common Stock underlying options.

(5)	Includes 300 shares of Common Stock owned by Mr. Weisberg’s wife, with respect to which Mr. Weisberg disclaims any beneficial ownership.

(6)	Includes 300 shares of Common Stock owned by Mr. Silver’s children, with respect to which Mr. Silver disclaims any beneficial ownership. Mr. Silver’s ownership of shares and percentage ownership will change to the extent that he purchases Winston Series B Preferred Stock prior to the Merger. The amount of such investment, if any, has not yet been determined.

(7)	Mr. Halpryn’s ownership of shares and percentage ownership will change to the extent that he purchases Winston Series B Preferred Stock prior to the Merger. The amount of such investment, if any, has not yet been determined.

DIRECTORS AND EXECUTIVE OFFICERS

The table and text below provide certain descriptive information about our senior management and directors following the Merger.

Name	Age	Position

Joel E. Bernstein, M.D.	65	President and Chief Executive Officer; Director
Scott B. Phillips, M.D.	47	Senior Vice President, Scientific Affairs; Director
David Starr	38	Vice President, Chief Financial Officer
Curtis Lockshin, Ph.D.	48	Director
Robert A. Yolles	68	Director
Glenn L. Halpryn	47	Director
Neal S. Penneys, M.D., Ph.D.	66	Director
Subbarao Uppaluri, Ph.D.	59	Director

Executive Officers

Joel E. Bernstein, M.D., is Winston’s founder and has served as Winston’s Chief Executive Officer, and as a director since 1998. Following the Merger, Dr. Bernstein will also serve as the Company’s President and Chief Executive Officer. Before founding Winston, Dr. Bernstein was the founder, Chairman, and Chief Executive Officer of GenDerm Corporation, a pharmaceutical company that was acquired by Medicis Pharmaceutical Corporation in 1997. Previously, Dr. Bernstein was head of dermatopharmacology at Northwestern University Medical School and the University of Chicago Pritzker School of Medicine. Dr. Bernstein has also held senior scientific positions at Abbott Laboratories and Schering-Plough Corporation. He has authored more than 125 scientific publications and holds over 150 patents. Dr. Bernstein received a B.A. from Carleton College and an M.D. from the University of Chicago Pritzker School of Medicine, where he received the Roche Award for ranking first in his class. He completed specialty training programs in both dermatology and clinical pharmacology at the University of Chicago. Dr. Bernstein is a past president of the University of Chicago Medical and Biological Alumni Association. In 1988, he was chosen as the Illinois high-tech entrepreneur of the year by KPMG and the State of Illinois. Dr. Bernstein was also the founder and non-executive chairman of Sirius Laboratories, Inc., a dermatologic products company acquired in 2006 by DUSA Pharmaceuticals.

Scott B. Phillips, M.D., is Winston’s Senior Vice President, Scientific Affairs since April, 1999. Previously Director of Drug Discovery at GenDerm Corporation, Dr. Phillips has 15 years of experience in the pharmaceutical industry. In addition, he has been Chief of the Clinical Investigations Unit at Harvard Medical School and Clinical Assistant Professor of Dermatology and Medicine at the University of Chicago Pritzker School of Medicine. He received a B.A. in biology from Cornell University and an M.D. from Harvard University.

David Starr is Winston’s Vice President and Chief Financial Officer since November 2007. From August 2005 to October 2007, Mr. Starr was a Chief Financial Officer of DayOne Health, which set up and managed bariatric surgery programs for ambulatory surgery centers. From October 2003 to August 2005, Mr. Starr was a Chief Financial Officer and Director of Operations Research of MSO Medical, a national obesity disease management company serving hospitals with a proprietary version of the gastric bypass surgery. From March 1998 to September 2003, Mr. Starr served in senior management positions at several technology companies. From September 1991 to March 1998, Mr. Starr was an audit manager with Arthur Andersen’s Enterprise Group, where he served as an audit manager. Mr. Starr has an MBA from Northwestern’s Kellogg School of Business and a BS in Accounting from Indiana University, Bloomington.

Outside Directors

Curtis Lockshin, Ph.D. Since 2003, Dr. Lockshin has been an independent pharmaceutical and life sciences consultant, focused on small companies that seek to leverage their technology assets inside healthcare, biotechnology and security sectors. At Sepracor Inc. from 1998 to 2002, as a Scientist, Associate Director, and

Director of Discovery Biology & Informatics, Dr. Lockshin was instrumental in establishing the New Leads program, which delivered novel chemical entities into the preclinical pipeline. In 2002-2003, while Director of Discovery Biology at Beyond Genomics, Inc., Dr. Lockshin co-developed strategies for utilizing proprietary technology platforms in clinical trial optimization and prediction of off-target drug activities. Since 2004, Dr. Lockshin has served on the Board of Directors of the Ruth K. Broad Biomedical Research Foundation, a Duke University support corporation, which supports basic research related to Alzheimer’s disease and neurodegeneration via intramural, extramural, and international grants. Dr. Lockshin has been a director of clickNsettle.com, Inc. since September 2007 and a director of Quikbyte Software, Inc., a publicly traded shell company, since July 2008. Dr. Lockshin is a co-inventor on several U.S. patents and applications covering pharmaceuticals, biomaterials, and optics for remote biochemical sensing. He holds a Bachelor’s degree in Life Sciences and a Ph.D. in Biological Chemistry, both from the Massachusetts Institute of Technology.

Robert A. Yolles, J.D., is Winston’s Chairman of the Board and a retired partner of the international law firm Jones Day. While a partner, he served as the chair of the Firm’s domestic and international finance practices and, previously, co-chair of the Firm’s corporate practice. He received a B.A. and J.D. from Northwestern University.

Glenn L. Halpryn. Mr. Halpryn has been Chairman of the Board and Chief Executive Officer of clickNsettle.com, Inc., a public company, since September 2007 and Chairman of the Board and Chief Executive Officer of Quikbyte Software, Inc. since July 2008. Mr. Halpryn is also Chief Executive Officer and a director of Transworld Investment Corporation (“TIC”), serving in such capacity since June 2001. Since 2000, Mr. Halpryn has been an investor and the managing member of investor groups that were joint venture partners in 26 land acquisition and development projects with one of the largest home builders in the country. From 1984 to June 2001, Mr. Halpryn served as Vice President/Treasurer of TIC. From 1999, Mr. Halpryn also served as Vice President of Ivenco, Inc. (“Ivenco”) until Ivenco’s merger into TIC in June 2001. In addition, since 1984, Mr. Halpryn has been engaged in real estate investment and development activities. From April 1988 through June 1998, Mr. Halpryn was Vice Chairman of Central Bank, a Florida state-chartered bank. Since June 1987, Mr. Halpryn has been the President of and beneficial holder of stock of United Security Corporation (“United Security”), a broker-dealer registered with the NASD. From June 1992 through May 1994, Mr. Halpryn served as the Vice President, Secretary-Treasurer of Frost Hanna Halpryn Capital Group, Inc., a “blank check” company whose business combination was effected in May 1994 with Sterling Healthcare Group, Inc. From June 1995 through October 1996, Mr. Halpryn served as a member of the Board of Directors of Sterling Healthcare Group, Inc. Since October 2002, Mr. Halpryn has been a director of Ivax Diagnostics, Inc., a publicly held corporation, and is a member of its audit committee and chairman of its compensation committee.

Neal S. Penneys, M.D., Ph.D., is currently a dermatopathologist with AmeriPath, American Laboratories, Fort Lauderdale, Florida. Prior to joining AmeriPath, from 1999-2001 Dr. Penneys served as Associate Dean, Chief Operating Officer, Saint Louis University Health Sciences Center, and from 1995-1999 as Chairperson, Department of Dermatology, Saint Louis University School of Medicine. Dr. Penneys has served on many Boards, including those of the Association of Professors of Dermatology, the American Society of Dermatopathology, GenDerm Corporation and Sirius Laboratories, Inc. He was a senior consultant to the FDA from 1989-2006, and from 1985-2004 served on several FDA Advisory Panels including those for Dermatologic Drugs and for Orphan Drugs. Dr. Penneys received a B.A. from Franklin and Marshall College, a M.D. from the University of Pennsylvania, a Ph.D. from the University of Miami, and an M.B.A. from St. Louis University.

Subbarao Uppaluri, Ph.D., CFA. Dr. Uppaluri has served as the Chief Financial officer of Opko Health, Inc. (formerly known as eXegenics Inc.) since the consummation of its acquisitions of Acuity Pharmaceuticals Inc. and Froptix Corporation on March 27, 2007. He is also a member of The Frost Group. Dr. Uppaluri served as the Vice President, Strategic Planning and Treasurer of IVAX from February 1997 until December 2006. Before joining IVAX, from 1987 to August 1996, Dr. Uppaluri was Senior Vice President, Senior Financial Officer and Chief Investment Officer with Intercontinental Bank, a publicly traded commercial bank in Florida. In addition, he served in various positions, including Senior Vice President, Chief Investment Officer and Controller, at Peninsula Federal Savings & Loan Association, a publicly traded Florida savings &

loan, from October 1983 to 1987. His prior employment, during 1974 to 1983, included engineering, marketing and research positions with multinational companies and research institutes in India and the United States. Dr. Uppaluri holds a B.S. and M.S. in Engineering from Andhra University in India and an M.B.A. and Ph.D. in Finance from Indiana University.

Involvement in Certain Legal Proceedings

During the past five years no officer or director of the Company, elected or appointed after the consummation of the Merger, has:

(1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

(4) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days his right to engage in any type of business, securities or banking activities;

(5) Been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended or vacated; or

(6) Been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of Common Stock and other equity securities, on Forms 3, 4, and 5, respectively. Executive officers, directors, and greater than 10% stockholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports they file. Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended September 30, 2007, the Company believes that no director, officer or beneficial owner of more than 10% of the Common Stock has failed to comply with all Section 16(a) filing requirements during such fiscal year.

CORPORATE GOVERNANCE

Independent Directors

The Board has determined that the following individuals are independent as defined by the listing standards of the Nasdaq Stock Market: Messrs. Yolles and Halpryn, and Drs. Penneys, Lockshin, and Uppaluri. In reaching this conclusion, the Board considered family and employment relationships that such directors have with the members of the Board.

Board Meetings and Committees

Board Meetings.  There were a total of six meetings of the Board which were held during the last full fiscal year. Each of the current directors was in attendance at each of the meetings.

Corporate Governance.  The Company does not have standing audit, nominating, or compensation committees of the Board, or committees performing similar functions. The Common Stock is currently traded on the National Association of Securities Dealers, Inc.’s, OTC Bulletin Board, or “OTCBB.” Accordingly, the Company is not required to have an audit, compensation or nominating committee. However, the Company intends to operate within a comprehensive plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional and personal conduct, and assuring compliance with such responsibilities and standards. The Company currently regularly monitors developments in the area of corporate governance to ensure that it is in compliance with the standards and regulations required by the national securities exchanges.

Nominating Committee.  The Company does not have a standing nominating committee because the holders of a majority of the Company’s Common Stock planned that the current directors would serve until the Company acquired an operating business. If there was a need to change directors, all current directors would participate in the consideration of nominees. There is not currently a policy with regard to the consideration of any director candidates recommended by security holders, the Board would consider all director candidates recommended by security holders. There are no specific minimum qualifications that the Board believes are necessary for one or more director nominees to possess, although any director nominee would be expected to have business experience. There is no process for identifying and evaluating director nominees, including nominees recommended by security holders. All director nominees would be evaluated in the same manner, regardless of whether they were recommended by a security holder or otherwise. The current director nominees were selected upon agreement by the Company and Winston. The Company does not pay fees to third parties to identify or evaluate potential nominees, and no third parties have been used to identify or evaluate potential nominees.

Audit Committee.  The Company does not have a standing audit committee. Although both Messrs. Weisberg and Silver are Certified Public Accountants, the entire Board serves as our audit committee. The Board has reviewed and discussed the audited financial statements with our management. The Board has discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards, No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Board has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and it has discussed with the independent accountant the independent accountant’s independence. Based upon the discussions referenced herein, the Board has recommended that the audited financial statements be included in the Company’s annual report on Form 10-K.

Compensation Committee.  The Company does not have a standing compensation committee because no compensation is currently being paid to executives of the Company. The Company’s directors currently receive $400 per meeting, which amount was determined by the Board based on amounts paid to directors of companies of similar size and financial condition. There are no processes and procedures for the consideration and determination of executive and director compensation, since no compensation is currently being paid to executives of the Company and director compensation has remained constant since the change in control of the Company in December 2006. No authority for compensation decisions has been delegated. The Company has not utilized any compensation consultants in determining or recommending the amount or form of executive or director compensation.

Stockholder Communications.  The Company’s Board has a process for security holders to send communications to it, which process is set forth in the Company’s filings on Form 10-K. All communications would be relayed to board members when such communication have not been sent directly to such board members.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth information concerning the compensation paid by Winston and the Company, respectively, during the fiscal years ended December 31, 2007 and 2006 to the chief executive officers and other executive officers whose salary and bonus for the year exceeded $100,000 and who served as an executive officer of each of the respective companies as of, or during the fiscal year ended, December 31, 2007 (each, a “Named Executive Officer”).

			Option	All Other	Total
			Awards	Compensation	Compensation
Name and Principal Position	Year	Salary ($)	($)(1)	($)(2)	($)

Joel E. Bernstein, M.D.	2007	235,000	38,158	17,986	291,139
President and Chief	2006	232,083	0	16,629	248,712
Executive Officer of Winston; Director of Winston
Scott B. Phillips, M.D.	2007	210,000	73,695	16,728	300,423
Senior Vice President,	2006	207,500	0	15,763	223,263
Scientific Affairs of Winston
Jeffrey R. Bernstein, Ph.D.(3)	2007	116,250	0	7,448	123,698
Senior Vice President	2006	152,916	0	10,515	163,431
and Chief
Operating Officer of Winston
Glenn L. Halpryn(4)	0	0	0		0
Director of the Company;	0	0	0		0
Former Chief Executive Officer
of the Company

(1)	Represents the expense to Winston pursuant to FAS 123R for the respective year for restricted stock options granted as long term incentive pursuant to 2007 Option Plan. No options were granted to the above officers for fiscal years 2007 and 2006.

(2)	Drs. Joel and Jeffrey Bernstein and Dr. Phillips received additional compensation in 2007 and 2006, comprised of the following components: 401(k) matching contributions in 2007 in amounts of $7,050, $3,100 and $6,300, respectively, and in 2006 of $6,600, $4,588 and $6,225, respectively; and insurance premium payments in 2007 in amounts of $10,936, $4,348 and $10,428, respectively, and in 2006 of $10,029, $5,928 and $9,538, respectively.

(3)	On September 30, 2007, Jeffrey Bernstein resigned as Senior Vice President and Chief Operating Officer of Winston, and entered into a consulting agreement with Winston.

(4)	Mr. Halpryn will serve as Chief Executive Officer and Director of the Company until the date of the Merger, when he will resign from his executive role, but will remain on the Board. Mr. Halpryn received no compensation in 2006 or 2007 in connection with his service.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding exercisable and unexercisable option and stock awards held by the Named Executive Officers as of December 31, 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Number of Securities
	Underlying	Option	Option
	Unexercised Options	Exercise	Expiration
Name	(#) Exercisable(1)(2)	Price ($)(2)	Date

Joel E. Bernstein, M.D.	105,000	0.79	1/12/2009
	300,000	0.83	4/6/2010

Scott B. Phillips, M.D.	72,000	0.62	5/3/2009
	180,000	0.62	10/18/2009
	93,000	0.73	12/10/2012
	105,000	0.73	1/12/2014
	300,000	0.75	4/6/2015

Jeffrey R. Bernstein, Ph.D.	45,000	0.62	2/1/2009
	22,500	0.62	2/1/2010
	7,500	0.62	2/1/2011
	15,000	0.62	2/1/2011

(1)	In conjunction with the Merger, Winston’s Board of Directors voted to accelerate the vesting of all unvested stock options as of October 30, 2007.

(2)	The number of options exercisable and the exercise prices set forth in the table will be adjusted following the conversion, in connection with the Merger. Each option to purchase a share of Winston’s common stock will be converted into an option to purchase approximately 17.51 shares of Common Stock of the Company. The exercise price of each option to purchase shares of the Company’s Common Stock will be determined by diving the pre-conversion, option exercise price by approximately 17.51 and rounding up to the nearest whole cent.

Employment and Consulting Agreements; Termination, Severance and Change-in-Control Matters

The Company and Winston have entered into (or will enter into in connection with the Merger) certain employment, severance and/or consulting agreements with certain of our Named Executive Officers (after the Merger) and former Named Executive Officers. Such agreements are summarized below. Such summaries are intended solely as a synopsis of the material terms of such agreements and are qualified in their entirety by the terms and provisions of such agreements.

Joel E. Bernstein, M.D. — Employment Agreement

In connection with the Merger, we will enter into an employment agreement with Dr. Joel Bernstein, effective on the date of the Merger. The agreement provides that Dr. Bernstein will serve as President and Chief Executive Officer, or Vice Chairman in the event that the Board hires a new Chief Executive, for a term of two years. His base salary under the agreement is $260,000 for the first year of the agreement and $280,000 for the second. Dr. Bernstein will be eligible to receive bonuses in such amounts and in such form as may be determined by the Board if awarded by the Board, as well as medical insurance, life insurance, 401(k) participation and six weeks of vacation annually.

Under the agreement, Dr. Bernstein is allowed to pursue other employment during the period he is employed by us, provided he devotes at least 60% of his working time to us. He has also assigned to Winston all patents relating to pharmaceutical products that he invents following the date of the agreement, except those related to dermatogical and ophthalmic products.

The agreement provides that we may terminate Dr. Bernstein for any reason; however, if such termination is not due to Cause, death or Disability, we will be required to pay the following:

•	the base salary in effect on the date of termination for the twelve months following termination;

•	life insurance benefits, to the same extent as provided to similarly situated employees, for the twelve months following termination;

•	medical insurance continuation coverage under COBRA up to twelve months following termination; and

•	all benefits not fully vested will vest on the date of termination.

Dr. Bernstein will not be entitled to any such compensation or benefits if he breaches any of the covenants in the agreement relating to the protection of confidential information, non-disclosure, non-competition and non-solicitation. He will also not be entitled to any compensation or other benefits under the Agreement if his employment is terminated for Cause.

As used in Dr. Bernstein’s employment agreement, the following terms have the following definitions:

”Cause” means the following: (i) the conviction of Dr. Bernstein of, or the entry of a plea of guilty or nolo contendere by Dr. Bernstein to, any misdemeanor involving moral turpitude or any felony; (ii) fraud, misappropriation or embezzlement by Dr. Bernstein with respect to the Company or any subsidiary or affiliate thereof, including without limitation Winston; (iii) Dr. Bernstein’s willful failure, gross negligence or gross misconduct in the performance of his assigned duties for the Company or any subsidiary or affiliate thereof, including without limitation Winston; (iv) Dr. Bernstein’s material breach of a fiduciary duty to the Company or any subsidiary or affiliate thereof, including without limitation Winston; (v) any wrongful act or omission of Dr. Bernstein not at the express direction of the Board of Directors of the Company or any subsidiary or affiliate thereof, including without limitation Winston, that reflects materially and adversely on the integrity and reputation for honesty and fair dealing of the Company or any subsidiary or affiliate thereof, including without limitation Winston, or has a material detrimental effect on the Company’s financial condition, position or business, or the financial condition, position or business of any subsidiary or affiliate thereof, including without limitation Winston; or (vi) the breach by Dr. Bernstein of any material term of his employment agreement (provided that in the case of clauses (iii),(iv),(v) and (vi) (but excluding breaches of Section 6 or 7 (i.e., confidentiality, non-solicitation and non-competition provisions), the Company shall have provided Dr. Bernstein with written notice of the acts, breaches or other events that would otherwise constitute “Cause” thereunder and Dr. Bernstein shall have failed to cure or remedy such acts, breaches or other events within ten (10) days following receipt of such notice, and provided further that the failure of the Company or any subsidiary to achieve any financial objective shall not serve as the basis for Cause hereunder).

”Disability” means the incapacity of Dr. Bernstein due to physical or mental illness where Dr. Bernstein has been unable to perform his duties during the preceding 90 days, or where said incapacity has been determined to exist or have existed such that he is or was unable to perform his previously assigned duties, and that such incapacity continued, has continued and/or will continue for such period of time for at least 90 days during any consecutive 365 day period by either (i) the liability insurance carrier for the Company or its subsidiaries or (ii) the concurring opinions of two board certified, licensed physicians (as selected one by the Company and one by Dr. Bernstein); provided that Dr. Bernstein shall, within 15 days after the written request of the Company or any subsidiary or affiliate thereof, including without limitation Winston, submit to a physical and/or mental examination for purposes of determining Disability.

Scott B. Phillips, M.D. — Severance Agreements

Winston has entered into two separate agreements dated as of October 8, 2003 (the “Phillips Change in Control Agreement”) and January 26, 2006 (the “Phillips Severance Letter”, and collectively with the Change in Control Agreement, the “Phillips Severance Agreements”) with Scott B. Phillips, its Senior Vice President and Chief Scientific Officer, which together outline the terms upon which Dr. Phillips’ employment with Winston may be terminated and the conditions upon which certain severance payments will be made to Dr. Phillips in the event of such termination, including termination of his employment in connection with a change in control of Winston.

Pursuant to the terms of the Phillips Severance Letter, Winston may terminate Dr. Phillips’ employment at any time upon thirty (30) days written notice. Dr. Phillips may terminate his employment with Winston at any time upon fourteen (14) days written notice. If Dr. Phillips’ employment is terminated by Winston, then Dr. Phillips is entitled to receive by reason of such termination his base salary and life insurance benefits in effect at the time of such termination for an additional six (6) months from the termination date. Any COBRA benefits shall begin at the conclusion of such six (6) month period. All other benefits that are not fully vested on the termination date shall cease and be extinguished on such date. If Dr. Phillips terminates his employment for any reason, all salary and benefits that are not fully-vested, including any and all unvested bonuses, shall cease and be extinguished on the termination date.

Pursuant to the terms of the Phillips Change in Control Agreement, in the event Dr. Phillips’ employment with Winston is terminated by Winston following a change in control of Winston, Dr. Phillips shall be entitled to receive the following severance compensation (“Change in Control Severance”): (i) a lump-sum severance payment equal to two times his annual salary at the highest rate in effect at any time prior to such termination, plus incentive pay in an amount not less than the highest incentive, bonus or other cash payment made to Dr. Phillips in addition to his salary in any of the three years immediately preceding the year in which the change in control occurred and (ii) for a period of twenty-four (24) months following the termination date, welfare benefits (but excluding stock option, stock purchase, stock appreciation and similar compensatory benefits) substantially similar to those which Dr. Phillips was entitled to receive immediately prior to the termination date, reduced to the extent comparable welfare benefits are actually received by Dr. Phillips from another employer during such period.

Dr. Phillips shall also be entitled to receive Change in Control Severance following a change in control of Winston, if he terminates his employment following: (i) failure by Winston to elect or re-elect Dr. Phillips to the position (or a substantially equivalent position) he held immediately prior to the change in control, or the removal of Dr. Phillips as a director of Winston if he was a director immediately prior to the change in control; (ii) a significant adverse change in the nature or scope of Dr. Phillips’ duties, or a reduction in his base pay, incentive pay or benefits; (iii) a good faith determination by Dr. Phillips that a change in circumstances (e.g. a change in the scope of business or Dr. Phillips’ responsibilities) has occurred following a change in control; (iv) the liquidation, dissolution, merger, consolidation, or reorganization or sale of substantially all of Winston’s assets, unless the successor assumes all duties and obligations under the Phillips Change in Control Severance Agreement; (v) the relocation of Winston’s principal executive offices or of Dr. Phillips’ principal location of work in excess of 25 miles from the location thereof immediately prior to the change in control, or the requirement that Dr. Phillips travel away from his office in the course of discharging his duties to Winston at least 20% more often than was required immediately prior to the change in control; and (vi) the material breach of the Phillips Change in Control Agreement by Winston or its successor.

Dr. Phillips will not be entitled to receive Change in Control Severance if his employment is terminated for Cause or due to Dr. Phillips’ death or permanent disability.

As used in the Phillips Change in Control Agreement, “Cause” means:

(i) an intentional act of fraud, embezzlement or theft in connection with Dr. Phillips’ duties or in the course of his employment with Winston or a subsidiary thereof;

(ii) intentional wrongful damage to the property of Winston or a subsidiary thereof;

(iii) intentional wrongful disclosure of secret processes or confidential information of Winston or a subsidiary thereof; or

(iv) intentional wrongful engagement by Dr. Phillips in the management of any business enterprise that engages in substantial and direct competition with Winston and such enterprise’s sales of any product or service competitive with any of Winston’s products or services amounted to 10% of the net sales of such enterprise and of Winston for their respective most recently-completed fiscal years.

Jeffrey R. Bernstein, Ph.D. — Consulting Agreement

On September 30, 2007, Dr. Jeffrey Bernstein resigned as Senior Vice President and Chief Operating Officer of Winston, and entered into a consulting agreement with that company, effective as of October 1, 2007. Dr. Bernstein’s responsibilities as set forth in his consulting agreement include assisting with the Merger, interfacing with various of Winston’s service providers, aiding in the completion of audits of Winston’s financial statements for fiscal years 2006 and 2007, and working with Winston’s new Chief Financial Officer, David Starr. Pursuant to the terms of his consulting agreement, Winston agreed to compensate Dr. Bernstein at a rate of $150 per hour. Further, Winston, agreed to reimburse Dr. Bernstein for all reasonable out-of-pocket expenses incurred in the course of his services to Winston, including, but not limited to, reasonable expenses related to travel, telephone, postage, and office supplies. The consulting agreement is terminable by either Dr. Bernstein or by Winston upon thirty (30) days notice to the other party.

Compensation of Directors

The following table provides information regarding compensation of directors for the year ended December 31, 2007.

	Fees earned or	Option Awards	Total
Name	Paid in Cash($)	($)(1)	($)

Ronald H. Abrahams	2,500	14,235	16,735
Robert A. Yolles	2,500	14,385	16,885
Jeffrey R. Bernstein, Ph.D.(2)	625	0	625
Glenn L. Halpryn	2,400	0	2,400
Alan Jay Weisberg	2,400	0	2,400
Noah M. Silver	2,400	0	2,400
Curtis Lockshin, Ph.D.	2,400	0	2,400

(1)	As of December 31, 2007, the aggregate number of option awards outstanding for each of Ronald H. Abrahams, Robert A. Yolles and Dr. Jeffrey R. Bernstein was 202,500, 127,500 and 90,000, respectively. Following the conversion, in connection with the Merger, each option to purchase a share of common stock of the Winston will be converted into an option to purchase approximately 17.51 shares of Common Stock of the Company.

(2)	On September 30, 2007, Dr. Jeffrey R. Bernstein resigned as Senior Vice President and Chief Operating Officer, and entered into a consulting agreement with Winston. Since Mr. Bernstein was no longer an employee as of such date, he began receiving compensation as a member of the Board.

Winston Directors

Each of Winston’s non-employee directors receives $625 a quarter for service on the Board and 15,000 stock options, awarded annually around the time of its annual meeting. Directors do not receive additional compensation for service on any committees or for attendance at meetings. Directors who are also Winston employees do not receive compensation for their service on the Board.

Getting Ready Corporation Directors

Each of the Company’s directors receives $400 for attendance at each meeting of the Board.

Compensation of Directors Following the Merger

The compensation of the directors following the Merger has not been determined at this time, however it is anticipated that they will receive compensation in an amount greater than the compensation received by Winston’s directors prior to the Merger.

NO SHAREHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware required approval of the change of control of the Company’s stockholders or the election of new directors. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only. This Information Statement has been filed with the SEC and is available electronically on EDGAR at www.sec.gov.